

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

Via E-mail
Efrat Schwartz
President
Baby All Corp.
17 HaRav Frank Street
Jerusalem 96387, Israel

> **Re: Baby All Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 22, 2011**
> **File No. 333-173302**

Dear Ms. Schwartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We will not independently develop, manufacture and market our proposed product, page 9

1.   We note your responses to prior comments 7 and 8. Please include a separate risk factor (or multiple risk factors, as appropriate) to highlight the risks concerning government regulation. Also, please tell us, with a view to disclosure, the steps taken to determine whether your product is subject to the Consumer Product Safety Improvement Act, the FDA approval process and other government regulations.

We are solely governed by two directors, page 14

2.   We note your response to prior comment 2. Please add a risk factor regarding your internal control over financial reporting.

Unaudited Interim Financial Statements, page F-1

Note 6. Income Taxes, page F-9

3.   We acknowledge your response to comment 10. However, the statement (appearing here and on page F-11 of the audited financial statements) that "all tax years are closed by expiration of the statute of limitations" does not appear to be factually accurate. Please remove this disclosure from your filing or explain to us how it is accurate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): John A. Cacchioli, Esq.